VIA EDGAR

September 25, 2012

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     NeoStem, Inc.
Withdrawal of Request to Withdraw Registration Statement on Form S-3/A
Filed August 24, 2012
File No. 333-176673

Dear Mr. Reynolds:

On September 17, 2012, NeoStem, Inc. (the “Registrant”) filed a Request to Withdraw the above-referenced registration statement. However, the Registrant inadvertently filed the request on a Form RW instead of a Form AW. Accordingly, we hereby respectfully request that the Withdrawal on Form RW filed on September 17, 2012 be withdrawn. The Registrant intends to re-file the request for withdrawal of the amendment on the proper Form AW promptly.

Should you have any questions with respect to the foregoing, please feel free to call me at 212-584-4171.

Very truly yours,

/s/ Catherine M. Vaczy
Catherine M. Vaczy
Vice President & General Counsel

cc: Alan Wovsaniker, Esq.
Lowenstein Sandler PC